UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AV HOMES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.50% Senior Convertible Notes due 2016	053494 AG5
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Dave M. Gomez

Executive Vice President, General Counsel and Corporate Secretary

AV Homes, Inc.

8601 North Scottsdale Road, Suite 225

Scottsdale, Arizona 85253

(480) 214-7400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dawn Holicky Pruitt

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,500,000	$7,148.40

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 7.50% Senior Convertible Notes due 2016 (the “Notes”), as described herein, is equal to 100% of the principal amount of the Notes. As of September 30, 2013, there was $55,500,000 aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum purchase price of $55,500,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,148.40	Filing party: AV Homes, Inc.
Form or Registration No.: Schedule TO-I	Date filed: January 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 16, 2014, by AV Homes, Inc. (the “Company”) with respect to the right of each holder (a “Holder”) to require the Company to repurchase the Company’s 7.50% Senior Convertible Notes due 2016 (the “Notes”) as set forth in the Specified Date Company Notice for 7.50% Senior Convertible Notes due 2016, dated January 16, 2014 (the “Specified Date Company Notice”) and the related notice materials filed as exhibits to the Schedule TO (which Specified Date Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Repurchase Right expired at 5:00 p.m., New York City time, on Friday, February 14, 2014, and any Notes previously surrendered by a Holder for repurchase could be validly withdrawn at any time prior to 5:00 p.m., New York City time, on Friday, February 14, 2014. Based on final information provided to the Company by Wilmington Trust, National Association, the trustee and paying agent, $19,000 aggregate principal amount of the Notes were validly surrendered (and not validly withdrawn) for repurchase pursuant to the Repurchase Right.

Items 1 and 4.

These items and the information in the Specified Date Company Notice are amended and supplemented by adding the following:

The Company was informed by the Trustee and Paying Agent that as of 5:00 p.m., New York City time, on Friday, February 14, 2014, $19,000 aggregate principal amount of the Notes were validly surrendered for repurchase (and not validly withdrawn) pursuant to the Repurchase Right. Accordingly, $19,000 aggregate principal amount of the Notes were accepted for repurchase by the Company pursuant to the Repurchase Right. The aggregate consideration for all of the Notes tendered for repurchase pursuant to the Repurchase Right was $19,000. The Company will pay for all of the Notes repurchased pursuant to the Repurchase Right with available cash. Approximately $55,481,000 aggregate principal amount of the Notes remains outstanding, and the terms and other provisions of the Indenture governing the Notes will remain unchanged.

Item 12. Exhibits.

Section	Description

(a)(1)	Specified Date Company Notice for 7.50% Senior Convertible Notes due 2016, dated January 16, 2014.*

(a)(5)	Press Release, dated January 16, 2014.*

(a)(5)	Press Release, dated February 18, 2014.

(b)	None.

(d)(1)	Indenture, dated as of February 4, 2011, by and between the Company and Wilmington Trust, National Association (as successor by merger with Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

(d)(2)	First Supplemental Indenture, dated as of February 4, 2011, by and between the Company and Wilmington Trust, National Association (as successor by merger with Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

(d)(3)	Form of Global Note representing the Notes (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AV HOMES, INC.

By:	/s/ Roger A. Cregg
Name:	Roger A. Cregg
Title:	Director, President and Chief Executive Officer

Date: February 18, 2014

EXHIBIT INDEX

Exhibit	Section	Description

99.1	(a)(1)	Specified Date Company Notice for 7.50% Senior Convertible Notes due 2016, dated January 16, 2014.*

99.2	(a)(5)	Press Release, dated January 16, 2014.*

99.6	(a)(5)	Press Release, dated February 18, 2014.

—	(b)	None.

99.3	(d)(1)	Indenture, dated as of February 4, 2011, by and between the Company and Wilmington Trust, National Association (as successor by merger with Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

99.4	(d)(2)	First Supplemental Indenture, dated as of February 4, 2011, by and between the Company and Wilmington Trust, National Association (as successor by merger with Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

99.5	(d)(3)	Form of Global Note representing the Notes (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

—	(g)	None.

—	(h)	None.

*	Previously filed.

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